**Mercedes-Benz Auto Receivables Trust 2020-1**
**Investor Report**
Collection Period Ended          31-Jul-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | | 38 | | |
| Collection Period (from... to) | 1-Jul-2023 | 31-Jul-2023 | | |
| Determination Date | 11-Aug-2023 | | | |
| Record Date | 14-Aug-2023 | | | |
| Distribution Date | 15-Aug-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Jul-2023 | 15-Aug-2023 | Actual/360 Days | 29 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jul-2023 | 15-Aug-2023 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 351,600,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 351,600,000.00 | 37,600,200.72 | 27,865,144.66 | 9,735,056.06 | 27.687873 | 0.079252 |
| Class A-4 Notes | 80,020,000.00 | 80,020,000.00 | 80,020,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,061,220,000.00** | **117,620,200.72** | **107,885,144.66** | **9,735,056.06** | | |
| | | | | | | |
| Overcollateralization | 27,225,882.84 | 27,211,147.07 | 27,211,147.07 | | | |
| Adjusted Pool Balance | 1,088,445,882.84 | 144,831,347.79 | 135,096,291.73 | | | |
| Yield Supplement Overcollateralization Amount | 36,332,043.60 | 4,085,217.73 | 3,744,007.06 | | | |
| **Pool Balance** | **1,124,777,926.44** | **148,916,565.52** | **138,840,298.79** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 27,225,882.84 | 2.50% |
| Target Overcollateralization Amount | 27,211,147.07 | 2.50% |
| Current Overcollateralization Amount | 27,211,147.07 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.262750% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.460000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.550000% | 17,233.43 | 0.049014 | 9,752,289.49 | 27.736887 |
| Class A-4 Notes | 0.770000% | 51,346.17 | 0.641667 | 51,346.17 | 0.641667 |
| **Total** | | **$68,579.60** | | **$9,803,635.66** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 9,869,647.71 | (1) Total Servicing Fee | 124,097.14 |
| Interest Collections | 494,117.38 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 66,233.22 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 87,835.19 | | |
| Purchase Amounts | 31,553.41 | (3) Interest Distributable Amount Class A Notes | 68,579.60 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 53,641.60 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **10,603,028.51** | (6) Regular Principal Distributable Amount | 9,735,056.06 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **10,603,028.51** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 675,295.71 |
| | | **Total Distribution** | **10,603,028.51** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 124,097.14 | 124,097.14 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 68,579.60 | 68,579.60 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 17,233.43 | 17,233.43 | 0.00 |
| thereof on Class A-4 Notes | 51,346.17 | 51,346.17 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 68,579.60 | 68,579.60 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 9,735,056.06 | 9,735,056.06 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 9,735,056.06 | 9,735,056.06 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 5,442,229.41 |
| Reserve Fund Amount - Beginning Balance | 5,442,229.41 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 18,955.05 |
| minus Net Investment Earnings | 18,955.05 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 5,442,229.41 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 18,955.05 |
| Net Investment Earnings on the Collection Account | 34,686.55 |
| Investment Earnings for the Collection Period | 53,641.60 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,124,777,926.44 | 35,214 |
| | | |
| Pool Balance beginning of Collection Period | 148,916,565.52 | 11,218 |
| Principal Collections | 7,428,977.37 | |
| Principal Collections attributable to Full Pay-offs | 2,440,670.34 | |
| Principal Purchase Amounts | 31,430.92 | |
| Principal Gross Losses | 175,188.10 | |
| Pool Balance end of Collection Period | 138,840,298.79 | 10,868 |
| Pool Factor | 12.34% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.82% | 4.04% |
| Weighted Average Number of Remaining Payments | 52.53 | 22.24 |
| Weighted Average Seasoning (months) | 11.02 | 46.92 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 137,580,892.90 | 10,796 | 99.09% |
| 31-60 Days Delinquent | 951,541.84 | 55 | 0.69% |
| 61-90 Days Delinquent | 202,635.71 | 11 | 0.15% |
| 91-120 Days Delinquent | 105,228.34 | 6 | 0.08% |
| Total | 138,840,298.79 | 10,868 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.222% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 175,188.10 | 11 | 10,311,548.48 | 349 |
| Principal Net Liquidation Proceeds | 66,233.22 | | 3,936,672.73 | |
| Principal Recoveries | 84,955.75 | | 4,180,767.94 | |
| Principal Net Loss / (Gain) | 23,999.13 | | 2,194,107.81 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.200% |
| Prior Collection Period | 0.449 % |
| Second Prior Collection Period | (0.098%) |
| Third Prior Collection Period | 0.677 % |
| | |
| Four Month Average | 0.307% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.195% |
| **Average Net Loss / (Gain)** | 6,286.84 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.